February 2, 2024

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Withdrawal of Offering Statement on Form 1-A (File No. 024-
11837)

To Whom It May Concern:

	Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Inland Mid-Continent Corporation (the "Company") respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11837), together with all amendments and exhibits thereto (collectively, the "Offering Statement"), first filed with the Securities and Exchange Commission (the "Commission") on March 22, 2022, and qualified on February 28, 2023. The Offering Statement relates to the public offering of the Company's Common Stock (the
"Common Stock").

	The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. As of the date of this request, the Company has not sold any Common Stock pursuant to the Offering Statement.

	Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Jeff Leenerts
President
Inland Mid-Continent Corporation